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                                                                       EXHIBIT 7

                                 June 27, 1995

Mr. Marvin Davis
Davis Acquisition, L.P.
2121 Avenue of the Stars, Suite 2800
Los Angeles, California  90067

Dear Mr. Davis:

     This letter confirms our conversations on June 19, 1995 whereby we agreed, as shareholders of MESA Inc. ("MESA"), to form a group for the purpose of influencing the Board of Directors of MESA to consider all available alternatives to maximize the value of the Company for all shareholders. Each of us will reimburse the other for one-half of all out-of-pocket expenses (in excess of $25,000) that may be incurred by either or both of us in connection with actions that either or both of us (or our representatives) may take in furtherance of the group's purpose after June 19, 1995. We also will use our best efforts to notify each other in the event either of us intends to engage in any transaction with respect to the securities of MESA, including purchases or sales of the MESA common stock. Notice to either John Davis or Marvin Davis will constitute notification to Davis Acquisition, L.P., and notice to Dennis R. Washington, David H. Batchelder or Dorn Parkinson will constitute notification to Dennis R. Washington. In the event that we determine as a result of such notification that we both intend either to purchase or sell MESA common stock, we will use our best efforts to coordinate such transactions in a manner that will result in the least detriment to our respective interests as shareholders of MESA, which may include using the same securities broker to effect the transactions on a pro-rata basis. All decisions to purchase, sell, hold or vote the Company's securities will be made by each of us independently and, subject to the foregoing, neither of us will have any power or right with respect to purchasing, selling, holding or voting any securities of the Company held by the other. Either party may terminate this agreement at any time by notifying the other party in writing, in which case all obligations hereunder (other than reimbursement obligations which have accrued through the date of such termination) will terminate. Davis Companies and Dennis R. Washington will continue to be responsible for their respective fees payable to Batchelder & Partners, Inc. ("BPI") under their respective fee agreements with BPI, as amended.

     If the agreement outlined above is satisfactory to you, please so indicate by signing the enclosed copy of this letter in the place provided and returning it to me.

                                                      Very truly yours,

                                                      /s/ Dennis R. Washington
                                                      ------------------------
                                                        Dennis R. Washington

Agreed and Accepted as of the
date first above written:
Davis Acquisition, L.P.

By:  Davis Companies
Its: General Partner

By:   /s/ Marvin Davis
      --------------------
Its:  President